KALVISTA PHARMACEUTICALS, INC.

55 Cambridge Parkway

Suite 901E

Cambridge, Massachusetts 02142

May 27, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ada D. Sarmento

Re:	KalVista Pharmaceuticals, Inc. Registration Statement on Form S-3 (File No. 333-256378) filed May 21, 2021.

Requested Date: June 1, 2021

Requested Time: 4:30 PM Eastern Time

Ladies and Gentlemen:

KalVista Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Registration Statement on Form S-3 effective at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes Robert A. Freedman or Julia Forbess, both of whom are attorneys with the Registrant’s outside legal counsel, Fenwick & West LLP, to orally modify or withdraw this request for acceleration.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Freedman at (650) 335-7292 or, in his absence, to Ms. Forbess at (415) 875-2420.

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Sincerely, KalVista Pharmaceuticals, Inc.

By:	/s/ Benjamin L. Palleiko
Benjamin L. Palleiko Chief Financial Officer and Chief Business Officer

cc:	Thomas Andrew Crockett, Chief Executive Officer

KalVista Pharmaceuticals, Inc.

Robert A. Freedman, Esq.

Julia Forbess, Esq.

Michael Pilo, Esq.

Fenwick & West LLP